Exhibit 99.1

PAN AMERICAN SILVER AND MINERA CHINALCO PERU REACH AGREEMENT ON LONG-TERM COEXISTENCE OF TOROMOCHO AND MOROCOCHA
(All amounts in US dollars unless otherwise stated)

Vancouver, B.C. – June 14, 2010 – Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) (“Pan American” or the “Company”) is pleased to announce that its majority-held subsidiary, Compania Minera Argentum S.A. (“Argentum”), has reached an agreement with Minera Chinalco Perú (“MCP”) which clearly defines each party’s long term surface rights and therefore provides certainty to the land situation for Pan American’s Morococha mine.  The agreement reflects the commitment by both Pan American and MCP to operate their respective projects in an environment of mutual respect and cooperation.

The primary focus of the agreement is on the lands and concessions around the Morococha mine and MCP’s Toromocho copper project. MCP requires certain lands and concessions in order to proceed with the development of Toromocho, including the surface lands within the planned open pit mining area of the Toromocho project.  While Argentum does not own this land, much of the Morococha mine infrastructure and facilities are located on this ground.

Under the terms of the agreement, Argentum will relocate the core Morococha facilities over a 5 year period and transfer certain mineral concessions and access rights to MCP.  In exchange, Argentum will receive a package of surface rights, easements and other rights that are more than sufficient to relocate the facilities and to continue uninterrupted operations. In addition, Argentum will obtain rights to a number of mineral concessions outside the planned Toromocho pit area where high-grade silver veins have been identified.  Lastly, Argentum will receive periodic cash payments from MCP totaling $40 million, which will off-set a portion of the capital required for the facility relocation.

Commenting on the news, Steve Busby, Chief Operating Officer of Pan American said, “With this agreement, we have secured the surface rights and easements necessary to continue running our business at Morococha, while at the same time clearing the way for Chinalco to pursue the development of the Toromocho copper project.  We are very pleased to solidify our relationship as long-term neighbors and to lay the foundations for the co-existence of our mining activities.”  Busby added, “In addition to the benefits derived from securing several highly-prospective mineral concessions, the relocation will provide us with the perfect opportunity to build a new, modern processing facility to replace the aging Amistad plant.  We expect that this will significantly improve production efficiencies, without incurring any disruptions to Morococha’s long term production targets.”

Pan American is currently in the process of performing detailed cost evaluations for the staged relocation.

About Pan American Silver

Pan American’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low cost silver production and silver reserves.  The Company has eight mining operations in Mexico, Peru, Argentina and Bolivia.  Pan American also owns the Navidad project in Chubut, Argentina and is the operator of the La Preciosa project in Durango, Mexico.

Technical information contained in this news release has been reviewed by Michael Steinmann, P.Geo., Executive Vice President Geology & Exploration, and Martin Wafforn, P.Eng., Vice President Technical Services, who are the Company’s Qualified Persons for the purposes of NI 43-101.

Information Contact
Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

CERTAIN OF THE STATEMENTS AND  INFORMATION IN THIS NEWS RELEASE CONSTITUTE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY’S AND ITS OPERATIONS.  ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS.  WHEN USED IN THIS NEWS RELEASE THE WORDS “ANTICIPATE”, “BELIEVE”, “ESTIMATE”, “EXPECT”, “INTEND”, “TARGET”, “PLAN”, “FORECAST”, “STRATEGIES”, “GOALS”, “OBJECTIVES”, “BUDGET”, “MAY”, “SCHEDULE” AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION.  THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: ANTICIPATED IMPROVEMENTS IN FUTURE METAL RECOVERIES AND EFFICIENCIES AT ITS MOROCOCHA OPERATION AS A RESULT OF NEW FACILITIES; PRODUCTION, AND AFFECTS ON PRODUCTION, OF SILVER AND OTHER PAYABLE METALS PRODUCED BY THE COMPANY; THE ESTIMATED COST OF, AND AVAILABILITY OF FUNDING FOR, FUTURE RELOCATION AND DEVELOPMENT PLANS AT MOROCOCHA; AND THE ANTICIPATED RESULTS OF EXPLORATION AND MINING AT MOROCOCHA.

THESE FORWARD-LOOKING STATEMENTS REFLECT THE COMPANY’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES.  MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS.  SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE CANADIAN DOLLAR, PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND  POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING);; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR;; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; BUSINESS OPPORTUNITIES THAT MAY BE PRESENTED TO, OR PURSUED BY, THE COMPANY;; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY’S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS;; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” IN THE COMPANY’S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS.  ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED.  THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

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